Exhibit 99.1
QUARTERLY REPORT
(From January 1, 2009 to September 30, 2009)
THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT
(From January 1, 2009 to September 30, 2009)
To:	Financial Services Commission and Korea Stock Exchange

Dong-Hee Lee
President and Representative Director POSCO
1 Koedong-dong, Pohang-si, Kyongsangbuk-do, Korea
Telephone: +82-54-220-0114

Young-Hoon Lee
Senior Vice President
POSCO
Telephone: +82-2-3457-0114

TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

Attachment:	Independent Accountants’ Review Report

I. OVERVIEW
1. Scope of Business
     A. POSCO (the “Company”)

Business		Note
a.	Production and sale of crude steel and stainless steel (STS) products
b.	Port/harbor loading/unloading, warehousing, packaging	No engagement in this business during the third quarter of 2009
c.	Management of professional athletic organizations
d.	Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses
e.	Real property lease business
f.	Public energy services and distribution system
g.	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
h.	Educational services and other incidental services
i.	Production and sale of non-ferrous metals
j.	Other businesses incidental or related, directly or indirectly, to the foregoing businesses.
     B. POSCO Business Group
(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, POSCO Coated and Color Steel Co., Ltd., POSDATA Co., Ltd., POSCO Refractories and Environment Co., Ltd, Samjung Packing and Aluminum Co., Ltd., Seung Kwang Co., Ltd., POS-AC Co., Ltd., POSCO E&C Co., Ltd., POSCO Research Institute, POSCON Co., Ltd., Posteel Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSCO Machinery and Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCORE Co., Ltd., POSWITH Co., Ltd., Uitrans Co. Ltd., PNR Co., Ltd., Pohang Fuel Cell Power Co., Ltd., RISTec-Biz Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd., Pohang Steel Fabrication Center, Universal Studios Resort Asset Management Corporation, Universal Studios Resort Development Corporation, eNtoB Corporation, Medical Materials Co., Ltd., POSCO AST Co., Ltd., Daimyung Technology Metal Service

•	Changes in companies belonging to large business groups before September 30, 2009
•	Addition of subsidiary: Medical Materials Co. Ltd. (July 1, 2009)

•	Addition of subsidiary: POSCO AST Co., Ltd. (September 1, 2009)

•	Addition of subsidiary: Daimyung Technology Metal Service (September 1, 2009)
•	Changes in companies belonging to large business groups after September 30, 2009
•	Addition of subsidiary: POSCO E&E (October 1, 2009)

•	Addition of subsidiary: POMIC (October 1, 2009)

•	Addition of subsidiary: POS Himetal (October 1, 2009)
(3)	Related laws and regulations
•	The Korea Fair Trade Commission has designated POSCO as a Business Group subject to limitations on Cross-Shareholding and Debt Guarantee for Affiliates pursuant to the Monopoly Regulation and Fair Trade Act.
          Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
2. Business Organization
     A. Highlights of the Company’s Business Organization
          Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang-si, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang-si, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

•	Principal Executive Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates eight offices overseas (including Indonesia (Jakarta), United Arab Emirates (Dubai), Czech Republic (Prague), European Union, Brazil (Rio de Janeiro), Mexico (Cuauhtemoc), Russia (Moscow) and Vietnam (Hanoi)) for the purpose of supporting international business.
(d)	Composition of Board of Directors (as of February 27, 2009)
•	Standing Directors
•	Lee, Ku-Taek resigned on February 27, 2009

•	Cho, Soung-Sik’s term of office expired on February 27, 2009

•	New members (including re-elections): Chung, Joon-Yang, Lee, Dong-Hee, Huh, Nam-Suk, Chung, Keel-Sou
•	Outside Directors
•	Jun, Kwang-Woo resigned on March 6, 2008

•	Park, Won-Soon resigned on February 27, 2009

•	Terms of office for Suh, Yoon-Suk, Park, Young-Ju, Huh, Sung-Kwan expired on February 27, 2009

•	New members: Yoo, Jang-Hee, Han, Joon-Ho, Lee, Young-Sun, Kim, Byung-Ki, Lee, Chang-Hee
•	Representative Directors
•	Prior to February 27, 2009: Lee, Ku-Taek, Yoon, Seok-Man

•	As of February 27, 2009: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae
(e)	Largest Shareholder
•	National Pension Corporation is the largest shareholder

•	Date of Disclosure: January 30, 2007

(for further reference please refer to the public disclosure regarding the change of the largest shareholder on Jan 30 2007, Jul 27 2007, Jan 29 2008, Jul 25 2008, Jan 21 2009, Mar 2 2009, Jul 22 2009, and Oct 9 2009)

     B. Major Changes in Production Facilities
•	There were no material changes before September 30, 2009.
3. Equity Capital
     A. New Issuance of Registered Form Common Stock
          No new issuance of registered form Common Stock in the last five years.
     B. Convertible Bonds
          [None]
     C. Bonds with Warrant
          [None]
4. Other information regarding Shares
     A. Total Number of Shares

(As of September 30, 2009)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835
          Par value: Won 5,000 per share
     B. Treasury Stock Holding and Cancellation
(1)	Treasury Stock Holding and Cancellation

(As of September 30, 2009)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	8,255,034	—	—	—	8,255,034
Special Money Trust		2,361,885	—	—	—	2,361,885

Total		10,616,919	—	—	—	10,616,919

•	Beginning balance: as of Dec 31, 2008

•	Major changes after September 30, 2009
•	Disposal of Treasury Shares regarding Equtiy Swap agreement with Kookmin Bank.
:462,962 shares (Oct 19, 2009)
(2)	Treasury Stock purchased under the Special Money Trust Contract

(Unit: Won)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000
•	Renewal of treasury stock special money trust contract
•	Hana Bank, Shinhan Bank, Daegu Bank, National Agricultural Cooperative Federation (NACF)

•	Renewed contract period from May 12, 2009 until May 11, 2010

•	Renewed contract amount: KRW 822.2 billion (Increase in contract amount as a result of gain

•	on sale of treasury stock in the special money trust and interest income)
     C. Voting Rights

(As of September 30, 2009)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	10,646,919	10,616,919: Treasury Stock 30,000: Shares in mutual ownership
3. Shares with voting rights	76,539,916
•	Major changes after September 30, 2009
•	Disposal of Treasury Shares regarding Equtiy Swap agreement with Kookmin Bank.
:462,962 shares (Oct 19, 2009)

     D. Earnings and Dividend

(Unit: Million Won)
	2009
	(’09.1.1 ~ ’09.9.30)	2008	2007
Net Profit	1,896,937	4,446,933	3,679,431
EPS (Won)	24,774	58,905	48,444
Cash Dividend Paid	114,855	762,760	756,093
Pay-out Ratio	—	17.2%	20.5%
Dividend per share (Won)	1,500	10,000	10,000
Dividend Yield	—	2.62%	1.76%

•	Dividend per share includes an interim dividend

The interim Dividend of the 2009 Fiscal Year: KRW 114,855 million

II. BUSINESS
1. Current Situation of POSCO
     (1) Domestic Market Share

(Unit: Million Tons, %)
	2009
	(’09.1.1 ~ ’09.9.30)		2008		2007
Category	Production	Market share	Production	Market share	Production	Market share
Crude steel production	34.8	100	53.3	100	51.6	100
POSCO	21.1	61	33.1	62	31.1	60
Others	13.7	39	20.2	38	20.5	40

•	Source: Korea Iron and Steel Association
     (2) Characteristics of the Steel Market
•	The steel industry supplies materials to major industries, including the automobile, shipbuilding, electronics appliance industries and construction industries.

•	Domestic sales represent 65% and overseas sales represent 35% of our total sales volume (major overseas markets include China, Japan and southeast Asian countries).

•	The company also maintains a made-to-order supply system and 70% of domestic sales are direct business based on actual demand to secure stable operation.
     (3) Current Situation and Prospect of New Businesses
•	Establishment of Steelworks in India
•	Established POSCO-India Private Limited (‘05.8)

•	POSCO entered into a Memorandum of Understanding with the government of Orissa on June 22, 2005 to construct an integrated steelworks with an annual production capacity of 12million tons and to develop iron ore captive mines.
     [Development of iron ore captive mines]
•	Filed three Mining Prospecting License applications with the state government of Orissa (‘05.9)

•	State government of Orissa recommended approval of the Khandadhar Mining Prospecting License to the central government of India (‘06.12)

•	Central government of India denied the Khandadhar Mining Prospecting License and remanded to the state government of Orissa (‘07.7)

•	State government of Orissa resubmitted recommendation for approval of Khandadhar Mining Prospecting License to the central government of India (‘09.1)

•	Government of India is currently reviewing the recommendation by the state government of Orissa for the grant of the Khandadhar Mining Prospecting License (‘09.6)

•	Pending approval from the Minister of Mines of the Central Government of India (‘09.10)
     [Establishment of Steelworks]
•	Obtained central government’s approval of environment impact assessment for port construction (`07.5)

•	Obtained central government’s approval of environment impact assessment for steel mill construction (`07.7)

•	Obtained stage one clearance for 2,959 acres of forest land from the Indian Supreme Court (‘08.8)

•	Acquired approximately 509 acres of land for the construction of a steel mill and a port (‘09.4)

•	Payment of US$23 million to obtain approval from the Central Government for the deforestation of the steel mill construction site (‘09.10)
•	Installation of the Cold-Rolling Mill in Vietnam
•	Purpose of Investment: to establish a cold-rolling mill with a production capacity of 1.2 million tons per year in Vietnam (‘06.11)
     [Construction Period: ‘07.8~’09.10]
•	Construction started (‘07.8)

•	Construction of a port started (‘07.10)

•	Investment in 15% equity stake by NSC (‘09.4 )

•	Completion of Construction (‘09.10)
•	Installation of the Continuous Galvanized Line (CGL) in Mexico
•	Purpose of Investment: to construct a CGL with an annual production capacity of 400 thousand tons per year for the supply of automotive grade steel (‘06.12)
     [Construction Period: ‘07.9~ ‘09.8]
•	Construction started (‘07. 9)

•	Construction completed (‘09. 8)
•	Acquisition of Asia Stainless Corporation (ASC)
•	Entered into a sale and purchase agreement with ASC on July 27, 2009

•	POSCO purchased and acquired 90 percent of all issued and outstanding shares of ASC to strengthen its competitiveness in the global stainless steel industry.

•	increased the capital of the ASC by U$10m (POSCO 90%) (‘09. 10)

•	Changed the company name to POSCO-VST (‘09. 10)

•	Expected to complete the capacity expansion (‘10)
     (The current capacity 35,000 tons per year will increase to 85,000 tons per year after the expansion)
•	Acquisition of Taihan ST Co., Ltd.
•	Entered into a sale and purchase agreement with Taihan ST Co., Ltd. on July 17, 2009

•	POSCO has acquired a total of 85 percent of all issued and outstanding shares of Taihan ST Co., Ltd. that is ranked 4th among the domestic stainless cold-rolling mills in order to strengthen its competitiveness in the global stainless steel industry.

•	Extraordinary shareholders meeting (‘09. 7.29):
     Amended the Company’s Articles of Incorporation to reflect a change in the Company name and appointment Company directors and executives.

2. Key Products and Raw Materials
     A. Current Situation of Key Products

(Unit : Hundred Million Won)
Business	Source of
area	sales	Items	Specific utility	Key brand	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.		93,551(48%)
		Cold rolled products	Automobiles, electronic appliances, etc.		76,204(39%)
		STS	Silverware, steel pipes, etc.	POSCO	24,167(12%)

	Others	Slag	Raw material for cement, etc.		2,942(1%)

	sales discount				-206(0%)

		Total			196,658(100%)

     B. Price Trends of Key Products

(Unit: Thousand Won/Ton )
	2009
Items	(’09.1.1 ~ ’09.9.30)	2008	2007
Hot-rolled Product (HR)	814	840	575
Cold-rolled Product (CR)	948	927	664
     (1) Criteria for Calculation
•	Product items and objects for calculation: Unit prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight.
     (2) Factors of Price Fluctuations
•	Export prices of steel products decreased sharply in the first half of 2009 due to waning demand in the global steel market; however, prices increased in the second half of 2009 as a result of recovery of the global economy.

     C. Current Situation of Major Raw Materials

(Unit: Hundred Million Won)
				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast	33,857	BHP Billiton of Australia,
			furnaces	(34.3%)	Rio Tinto,
					VALE of Brazil

		Coal	Coking coal: Heat	34,093	BMA of Australia,
			source for blast	(34.5%)	Rio Tinto,
			furnaces,		Teck of Canada

			Smokeless coal:
			Sintering fuel

		STS materials	Key materials for	14,208	Nickel, Fe-Cr,
			STS production	(14.4%)	STS scrap iron, etc.

		Other minerals	Sub-materials for		Iron material, Alloy iron,
			iron-making,	16,561	non-ferrous metal,
			steelmaking	(16.8%)	limestone, etc.

Total				98,719

     D. Price Trends of Key Materials

(Unit: Thousand Won/Ton)
	2009
Category	('09.1.1 ~ '09.9.30)	2008	2007
Iron ore	77	101	54
Coal	171	327	103
Scrap iron	386	509	331
Nickel	18,109	22,994	38,943
•   Key Factors in Price Fluctuations
     A. Iron ore

	2007	2008	1Q 2009	2Q 2009	3Q 2009
Trend of international benchmark price (FOB):	U$48.3/ton	U$86.8/ton	U$92.6/ton	U$58.2/ton	U$58.2/ton
•	Iron ore (FOB): based on Australian Fine contractual price (Fe 60%)
     B. Coal

	2007	2008	1Q 2009	2Q 2009	3Q 2009
Trend of international benchmark price (FOB):	U$98/ton	U$300/ton	U$300/ton	U$129/ton	U$129/ton
•	Coal (FOB): based on Australian Premium Hard Coking Coal price
     C. Scrap iron

	2007	2008	1Q 2009	2Q 2009	3Q 2009
Trend of purchase price (CFR):	U$330/ton	U$462/ton	U$247/ton	U$291/ton	U$317/ton
•	Scrap iron (CFR)
     D. Nickel

	2007	2008	1Q 2009	2Q 2009	3Q 2009
Trend of	U$16.89/lb	U$9.58/lb	U$4.75/lb	U$5.86/lb	U$8.03/lb
LME Cash price:	U$37,230/ton	U$21,111/ton	U$10,471/ton	U$12,920/ton	U$17,700/ton
•	LME: London Metal Exchange

3. Production and Facilities
     A. Production Capacity

(Unit: Thousand Ton)
	2009
Items	('09.1.1 ~ '09.9.30)	2008	2007
Pohang Works	11,250	15,000	14,300
Gwangyang Works	12,950	18,000	16,700

Total	24,200	33,000	31,000

•	Decrease in production capacity as a result of renovation and improvement of production facilities including High Speed Casting and Endless Rolling Mill (‘08.10.1~’09.4.20)
     B. Production and Capacity Utilization Rate
     (1) Production

(Unit: Thousand Ton)
		2009
Items		('09.1.1 ~ '09.9.30)	2008	2007
Crude Steel	Pohang	10,616	14,936	13,659
	Gwangyang	10,541	18,200	17,405

Subtotal		21,157	33,136	31,064

Hot-Rolled Products	Pohang	2,252	3,331	3,101
	Gwangyang	3,555	5,236	5,054
Cold Rolled Products	Pohang	1,167	1,739	1,332
	Gwangyang	2,780	4,487	4,375
Coated Steel	Pohang	270	304	318
	Gwangyang	1,884	4,022	3,641
PO	Gwangyang	1,112	2,406	2,178
Electrical Steel	Pohang	603	940	910
Plate	Pohang	3,343	4,738	3,816
Wire Rod	Pohang	1,441	2,027	2,006
STS	Pohang	941	1,347	1,598
Others	Pohang	278	521	442
	Gwangyang	589	739	956

Total Products		20,215	31,837	29,727

Pohang		10,295	14,947	13,523
Gwangyang		9,920	16,890	16,204

     (2) Capacity Utilization Rate in terms of crude steel production (Jan1, 2009 ~ Sep30, 2009)

(Unit: Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	11,250	10,616	94.4%
Gwangyang Works	12,950	10,541	81.4%

Total	24,200	21,157	87.4%

•	Utilization Rate = Production/ Production Capacity.
     C. Production Facilities
     (1) Book Value of Fixed Assets

(Unit: Million Won)
		Beginning Book
	Items	Balance	Increased	Decreased	Depreciation	Ending Book Balance
Pohang	Land	394,572	40,476	592	—	434,456
	Building	1,173,523	79,234	1,533	65,150	1,186,074
	Structures	806,403	37,361	2,036	48,329	793,399
	Machinery and Equipment	4,559,824	819,344	3,181	726,532	4,649,455
	Vehicles	15,773	2,174	15	4,849	13,083
	Tools and Fixtures	8,430	4,104	68	3,856	8,610
	Furniture and Others	38,166	5,134	14	9,154	34,132
	Financial Lease Assets	10,192	—	—	478	9,714

Gwangyang	Land	513,734	325	—	—	514,059
	Building	805,086	120,910	127	65,485	860,384
	Structures	683,695	40,434	1,025	44,948	678,156
	Machinery and Equipment	2,786,515	1,485,275	3,520	509,874	3,758,396
	Vehicles	4,529	800	—	1,484	3,845
	Tools and Fixtures	8,887	3,359	3	3,623	8,620
	Furniture andOthers	15,859	3,208	2	4,778	14,287

     (2) Major Capital Expenditures
          (a) Investments under construction

(Unit : Hundred Million Won)
				Invested
				Amount		Amount
				(2009,		to be
Items	Date	Project	Total Investment	'09.1.1 ~'09.9.30)		invested
Expansion	'08.09~'12.9	G) Installation of 5th sintering plant and 5th coke plant	19,868	3,358	(527)	16,510
	'08.08~'10.7	Capacity expansion of plate production	17,910	8,857	(3,252)	9,053
	'08.8~'10.9	P) Construction of new steelmaking plant	13,967	7,760	(1,325)	6,207
	'08.10~'16.9	P, G) Capacity expansion of treatment of raw materials	8,091	1,643	(221)	6,448
	'07.04~'09.12	P) Installation of STS continuous tandem rolling mill	3,192	3,127	(59)	65

Renovation/Replacement	'08.8~'10.10	P) Capacity expansion of 4th sintering plant; installation of grained coal re-rolling drum	1,600	394	(11)	1,206

Others			23,047	13,081	(3,397)	9,966

Total			87,675	38,220	(8,792)	49,455
•	Equity Investment not included

     (b) Planned investments

(Unit: Hundred Million Won)
		Planned investments
Location	Project	2009	2010	2011
Pohang	Expansion, Renovation and Replacement of Existing
	Facilities	22,305	19,612	17,871
	Sub-total	22,305	19,612	17,871
Gwangyang	Expansion, Renovation and Replacement of Existing
	Facilities	34,598	17,739	19,367
	Sub-total	34,598	17,739	19,367

	Total	56,903	37,351	37,238

•	Equity Investment not included
4. Sales
Steel Product Sales

(Unit: Hundred Million Won)
		2009	2008	2008
Items		(’09.1.1 ~ ’09.9.30)	(’08.1.1 ~’08.9.30)	(’08.1.1 ~’08.12.31)
Hot-Rolled Products	Domestic	71,973	79,084	110,436
	Export	21,578	16,953	25,046
	Total	93,551	96,037	135,482
Cold-Rolled Products	Domestic	39,658	50,687	69,473
	Export	36,546	41,369	57,763
	Total	76,204	92,056	127,236
Stainless Steel	Domestic	13,651	20,554	24,682
	Export	10,516	11,921	14,922

	Total	24,167	32,475	39,604

Others	Domestic	2,902	2,620	3,809
	Export	40	499	859

	Total	2,942	3,119	4,668

Subtotal	Domestic	128,184	152,945	208,400
	Export	68,680	70,742	98,590

	Total	196,864	223,687	306,990

Discount		-206	-316	-566

Total		196,658	223,371	306,424

5. Derivatives
•	Gain on derivatives transaction : KRW 33,458 million

Loss on derivatives transaction: KRW 19,281 million

Net gain on derivatives transaction: KRW 14,177 million

•	Derivative valuation gain of Exchangeable Notes exchangeble into ADRs of SK Telecom issued on August 19, 2008: KRW 6,337 million
6. Significant Contracts

Contract	Date	Remarks
Joint-Venture with Nippon Steel Corporation	’09.1	Made a joint-venture contract whereby NSC will gain a 15 percent stake (US$37.2 million) in POSCO-Vietnam by purchasing its newly issued shares

Production of High-Quality FeMn	’09.7
POSCO and Dongbu Metal Co., Ltd. entered into an agreement to establish a joint-venture firm, for the production of melted high-quality FeMn to be used in the manufacture of high grade Mn steel for automobiles parts and plates. Upon completion of the transaction, POSCO would acquire a 65 percent stake in joint-venture firm.

Acquisition of Taihan ST Co., Ltd.	’09.7	POSCO purchased and acquired 65.1% of all issued and outstanding shares of Taihan ST Co., Ltd. priced at KRW 60 billion to strengthen its competitiveness in the stainless steel market.

Acquisition of Asia Stainless Corporation	’09.7
In order to strengthen its competitiveness in the global stainless steel industry, POSCO purchased and acquired 90 percent of all issued and outstanding shares of Asia Stainless Corporation, a Vietnamese corporation.

Equity Swap with Kookmin Bank	’09.10	POSCO to purchase 4,084,967 shares of KB Financial Group’s stock (1.15 percent of KB Financial Group’s outstanding shares) worth KRW 250.0 billion

Kookmin Bank to purchase 462,962 shares of POSCO Treasury Stocks (0.53 percent of POSCO’s outstanding shares) worth KRW 250.0 billion

•	Please refer to Form 6-K for additional information

7. Research and Development
     A. Research and Development (R&D) Organization

	Organization	Staff
In-house	Technology Development Department	75

	Environment and Energy Department	18

	Technical Research Laboratories	827

Independent	Research Institute of Industrial Science and Technology	414

	POSTECH	1,084
B. R&D Expenses

(Unit: Million Won)
	2009
	(’09.1.1 ~ ’09.9.30)	2008	2007
Raw Materials	80,232	93,016	49,552
Labor cost	32,212	54,242	38,635
Depreciation	27,352	35,879	32,822
Subcontract	122,862	151,553	96,200
Other Expense	73,716	108,037	104,425

Total	336,374	442,727	321,634

(R&D/Sales Ratio)*100	1.71%	1.44%	1.45%

III. Financial Statements
1. Unconsolidated Financial Statements
     A. Summary for the Fiscal Years 2005 through 2009

(Unit: million won)
	2009
Item	(’09.1.1 ~ ’09.9.30)	2008	2007	2006	2005
Current Assets	12,193,111	13,693,225	8,767,894	7,870,885	8,399,476
Quick Assets	8,710,083	7,277,624	5,546,615	5,136,181	5,680,632
Inventories	3,483,028	6,415,601	3,221,279	2,734,704	2,718,844
Fixed Assets	25,991,039	23,340,229	21,724,904	18,491,988	15,807,474
Investments Assets	9,877,115	8,632,612	8,165,314	5,658,395	4,501,880
Tangible Assets	15,889,338	14,465,918	13,201,649	12,466,116	10,898,679
Intangible Assets	154,509	170,095	211,975	229,418	277,893
Other Fixed Assets	70,077	71,604	145,966	138,059	129,022
Total Assets	38,184,150	37,033,454	30,492,798	26,362,873	24,206,950
Current Liabilities	2,354,744	4,283,199	2,811,807	1,746,904	3,776,633
Fixed Liabilities	6,401,630	4,966,598	3,177,759	2,824,311	919,860
Total Liabilities	8,756,374	9,249,797	5,989,566	4,571,215	4,696,493
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,288,006	4,291,355	4,128,839	3,937,056	3,899,549
Retained Earnings	26,667,931	25,460,123	21,768,227	18,743,894	16,173,776
Capital Adjustments	(-)2,502,014	(-)2,502,014	(-)2,715,964	(-)1,670,690	(-)959,205
Accumulated Other Comprehensive Income	491,450	51,790	839,727	298,995	(-)86,066
Total Shareholders’ Equity	29,427,776	27,783,657	24,503,232	21,791,658	19,510,457
Sales	19,665,814	30,642,409	22,206,685	20,043,409	21,695,044
Operating Income	1,561,219	6,540,059	4,308,275	3,892,307	5,911,886
Net Income	1,896,937	4,446,933	3,679,431	3,206,605	3,994,565

2. Items to pay attention for use of Financial Statements
     A. Principles
     (1) The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.
     (2) The Company’s plan and status for applying K-IFRS:
          The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of KIFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the results of its operation to the audit committee and management group periodically.
3. Unconsolidated Financial Statements
     A. Balance Sheet
          Refer to the attached the review report as of September 30, 2009
     B. Income Statements
          Refer to the attached the review report as of September 30, 2009
     C. The note in the Financial Statement
          Refer to the auditor’s note in financial statement

4. Consolidated Financial Statements
     A. Summary for the Fiscal Years 2004 through 2008

(Unit: million won)
	2008	2007	2006	2005	2004
Current Assets	22,197,633	14,393,533	12,236,953	11,640,335	10,487,816
Quick Assets	13,535,913	9,491,517	8,218,748	7,847,742	7,422,294
Inventories	8,661,720	4,902,016	4,018,205	3,792,593	3,065,522
Fixes Assets	24,763,649	21,881,230	18,912,120	15,866,975	13,641,144
Investments Assets	5,278,165	5,239,026	3,239,689	2,877,288	2,428,279
Tangible Assets	18,069,099	15,581,765	14,643,120	12,271,710	10,440,291
Intangible Assets	723,767	570,779	557,082	453,709	496,315
Other Fixed Assets	692,618	489,660	472,229	264,268	276,259
Total Assets	46,961,282	36,274,763	31,149,073	27,507,310	24,128,960
Current Liabilities	11,009,393	6,624,615	5,082,295	5,881,563	4,995,018
Fixed Liabilities	7,607,684	4,532,408	3,665,036	1,752,070	2,747,886
Total Liabilities	18,617,077	11,157,023	8,747,331	7,633,633	7,742,904
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,319,083	4,176,592	4,035,273	3,991,409	3,895,378
Retained Earnings	25,393,246	21,767,302	18,863,333	16,168,892	12,851,118
Capital Adjustments	(-)2,509,081	(-)2,727,147	(-)1,678,229	(-)965,433	(-)703,328
Accumulated Other Comprehensive Income	(-)21,985	784,933	209,754	(-)188,264	(-)447,406
Minority Interest	680,539	633,657	489,208	384,670	307,891
Total Shareholders’ Equity	28,344,205	25,117,740	22,401,742	19,873,677	16,386,056
Total Sales	41,742,636	31,607,741	25,842,326	26,301,788	23,973,053
Operating Income	7,173,929	4,919,862	4,389,147	6,083,276	5,319,420
Net Income from Continuing Operations	4,350,103	3,677,964	3,353,082	4,006,993	3,841,264
Net Income	4,350,103	3,677,964	3,353,082	4,006,993	3,841,264
Consolidated Net Profit	4,378,751	3,558,660	3,314,181	4,022,492	3,814,225
Number of Consolidated Companies	74	64	53	47	38

     B. Items to pay attention for use of Financial Statements
     (1) Principles
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
     C. Consolidated Financial Statements
     (1) Consolidated Balance Sheet
Refer to the 2008 Fiscal Year Consolidated Financial Statements as of December 31, 2008
     (2) Consolidated Income Statements
Refer to the 2008 Fiscal Year Consolidated Financial Statements as of December 31, 2008

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES
1. Overview of Corporate Governance
     A. Board of Directors
          (1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors(“Outside Directors”). Our shareholders elect both Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.
     Our board of directors maintains the following six special committees:
•	Director Candidate Recommendation Committee;

•	Evaluation and Compensation Committee;

•	Finance and Operation Committee;

•	Executive Management Committee;

•	Audit Committee; and

•	Insider Trading Committee.
     Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions

Director Candidate Recommendation Committee	3 Outsdie Directors; 1 Standing Director	Ahn, Charles Park, Sang-Yong Han, Joon-Ho Choi, Jong-Tae
•   Evaluation of the qualifications of director candidates and recommendation of Outside Director candidates
•   Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 Outside Directors	Sun, Wook Jones, Jeffrey D. Yoo, Jang-Hee Lee, Young-Sun
•   Establish management succession and development plans
•    Establish executives evaluation and compensation plan and to take necessary measures to execute such plans
•   Pre-deliberate on remuneration and retirement allowance of directors

Category	Composition	Directors	Major functions
Finance and Operation Committee	3 Outside Directors 2 Standing Directors	Yoo, Jang-Hee Ahn, Charles Kim, Byung Ki Lee, Dong-Hee Hur, Nam-Suk
•   Oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments evaluating prospective capital- raising activities
•   Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
•   Deliberation and resolution on financial matters, and on donations between KRW 100 million and 1 billion

Audit Committee	4 Outside Directors	Park, Sang-Yong Jones, Jeffrey D. Sun, Wook Lee, Chang Hee	• Audit of corporate accounting and business operations • Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 Outside Directors	Park, Sang-Yong Jones, Jeffrey D. Sun, Wook Lee, Chang Hee
•   Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts exceeding KRW 10 billion)
•   Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts greater than KRW 5 billion but less than 10 billion)

Executive Management Committee	6 Standing Directors	Chung, Joon-Yang Yoon, Seok-Man Lee, Dong-Hee Choi, Jong-Tae Hur, Nam-Suk Chung, Keel-Sou
•   Advance deliberation on and approval of in- house investment schemes
•   Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
•   Deliberation on important subjects regarding working policy, and changes to welfare

•	Early Resignation of Outside Director (‘09. 2. 27) : Park, Won-Soon

(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
•	Composition of the Director Candidate Recommendation Committee
•	Effective Date: February 27, 2009

Ahn, Charles (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>

• Outside Directors (3), Standing Director (1):
Pursuant to Clause 4 under Article 542-8 in the Commercial Law of Republic of Korea

Park, Sang- Yong (member)	Outside Director

Han, Joon- Ho (member)	Outside Director

Choi, Jong-Tae (member)	Standing Director
(3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Sun, Wook	• CEO, Nongshim Co., Ltd		Chairman
	• Former President and CEO, Samsung Human	None	Board of
	Resources Development Center		Director
Jones, Jeffrey D.	• Partner, Kim & Chang Law Offices
	• Former Chairman of the American Chamber	None
of Commerce in Korea

Relation with
majority
Name	Experience	shareholder	Remarks
Ahn, Charles	• President and CEO, AhnLab, Inc.
	• Chair Professor of Korea Advanced	None
Institute of Science and Technology
Park, Sang-Yong	• Professor at Yonsei University
	• Former President of the Korea Securities Research Institute	None
Yoo, Jang-Hee	• President, East Asian Economic Association, Japan	None
• Former Vice President, External Affairs, Ewha Womans University
Han, Joon-Ho	• CEO and Vice Chairman, Samchully Co., Ltd.
	• Former Chairman and CEO, Korea Electric Power Corporation	None
Lee, Young-Sun	• President of Hallym University.
	• Former Professor of Yonsei University	None
Kim, Byung Ki	• Former President and Research Fellow, Samsung Economic Research Institute
	• Former Deputy Minister, Planning and Management Office, Ministry of Finance and Economy	None
Lee, Chang Hee	• Professor of College of Law, Seoul National University	None
• Former International Director, Tax Law Association
•	List of key activities of the Board of Directors (Jan 1, 2009 — November 13, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 15	1. Agenda for the 41st Ordinary General Meeting of Shareholders	All 4 cases
		2. Contribution Plan for In-House Labor Welfare Fund	Approved
3. Establishment Plan to contribute capital funds to support Small and Medium Enterprises

Session	Date	Agenda	Approval
4. Operation Plan of CEO Candidate Recommendation Committee

2009-2	Feb. 6	1. Agenda for the 41st Ordinary General Meeting of Shareholders	All 3 cases
		2. Standing Director Candidate Recommendation for CEO	Approved
3. Standing Director Candidate Recommendation (Not including CEO)

2009-3	Feb. 27	1. Appointment of Chairman of Board of Directors	All 6 cases
		2. Appointment of Special Committee Members	Approved
3. Appointment of CEO
4. Appointment of Representative Directors and Standing Directors
5. Approval of Designation of Position for Executive Officer
6. Participation of paid-in capital increase of Shinhan Financial Group Co., Ltd.

2009-4	Apr. 17	1. Plan for High quality ferro Manganese (HM) Project	All 4 cases
		2. Contribution Plan for POSCO Educational Foundation	Approved
3. Treasury Stock Special Money Trust Contract Renewal
4. Plans for the improvement of the operation of the Board of Directors

2009-5	Jul.17	1. Acquisition Plan of Stainless Corporation in South-east Asia	All 8 cases
		2. Acquisition Plan of Taihan ST Co., Ltd.	Approved
3. Establishment of Continuous Galvanizing Line in India
4. Plan to provide Financial Support to POSCO Power Corp
5. Waste to Energy Business
6. 2009 Interim Dividend Payout
7. Amendment of the Internal Accounting Control System
8. 2009 Business Plan of POSCO E&C Co., Ltd.

2009-6	Oct 16	1. Development of a Synthetic Natural Gas plant	All 8 cases
		2. Contribution Plan for POSCO TJ Park Foundation	Approved
3. Lease Contract with Domestic Affiliates
4. Equity Swap with Kookmin Bank and disposal of Treasury shares
5. Restructuring Plan for POSCO Group
6. Construction of new Plate-Heat Treatment Furnace at Gwangyang Works
7. Change of Long-Term Incentive Compensation Plan for Company Executives
8. Contribution Plan for Micro Finance Foundation

•	Major activities of outside directors on the Board of Directors (Jan 1, 2009 — November 13, 2009

Session	Date	Number of participating outside directors	Remarks
2009-1	Jan.15	8
2009-2	Feb. 6	8
2009-3	Feb. 27	8
2009-4	Apr. 17	8
2009-5	Jul. 17	9
2009-6	Oct 16	9
*    Early Resignation of Outside Director (‘09.2.27): Park, Won-Soon
(4)   Composition of committees and their activities
•	Major activities of Director Candidate Recommendation Committee (Jan 1, 2009 — November 13, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 21	Selection of Outside Directors Candidates for Qualifications Assessment	Approved

2009-2	Feb. 5	1. Assessment of Qualifications of Standing Director	—
		2. Assessment of Qualifications and Recommendation of Outside Directors	Approved

2009-3	Feb. 27	1. Appointment of Special Committee Members	—
		2. Appointment of Representative Directors and Approval of Designation of Position for Executive Officers	—
		3. Appointment of Positions for Standing Directors	—

2009-4	Mar. 5	Succession Plan for CEO of POSCO	—

2009-5	Apr. 9	Improvement of the Succession Plan for CEO	—

2009-6	May. 26	Review of Result of Improvement of Succession Plan for CEO	—
•	Early Resignation of Outside director (‘09. 2. 27): Park, Won-Soon

•	Major activities of Evaluation and Compensation Committee (Jan. 1, 2009 — Novemver 13, 2009)

Session	Date	Agenda	Approval
2009-1	Jan.15	Evaluation of ‘08 Management Result	—
2009-2	Jul.17	Execution of ‘09 Management Plan	Approved
2009-3	Oct 16	Change of Long-Term Incentive Compensation Plan for Company Executives	—
•	Major activities of Finance and Operation Committee (Jan. 1, 2009 — November 13, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 15	Establishment Plan to contribute capital funds to support Small and Medium Enterprises	—

2009-2	Feb. 27	Participation of Paid-in Capital Increase of Shinhan Financial Group Co., Ltd	—

2009-3	Apr.17	1. Plan for High quality ferro Manganese (HM) Project	—
		2. Plans for the improvement of the operation of the Board of Directors	—
		3. Loaned from Funds for the rational use of Energy	Approved

2009-4	May.26	Disposal Plan of shares of ‘KOREA LINE CORPORATION’	Approved
2009-5	Jul.17	1. Plan for the Additional Funding to POSCO Power Corp.,	—
		2. Slag Powder Project	Approved
		3. Waste to Energy Business	—
		4. Participation of Paid-in Capital Increase of KB Financial Group Inc.	Approved
2009-6	Oct 15	1. Titanium Slab Business Plan	Approved
		2. Equity Swap with Kookmin Bank and disposal of Treasury shares	—
		3. Strategic Mutual Equity Swap	Denied
		4. Development of a Synthetic Natural Gas plant	—
		5. Contribution Plan for Energy Fund	Approved
		6. Contribution Plan for Micro Finance Foundation	—
		7. Job Placement Council for Displaced Indigeneous People	Approved

•	Major activities of Insider Trading Committee (Jan 1, 2009 — November 13, 2009)

Session	Date	Agenda	Approval
2009-1	Jan.14	1. Contribution Plan for In-House Labor Welfare Fund	—
		2. Fair Trading Program Operating Result and Plan	—
2009-2	Feb.19	Lease Contract Change of Pohang Calcination Facilities to POSREC	Approved
2009-3	Apr.16	Contribution Plan for POSCO Educational Foundation	—
2009-4	Jul.16	1. Contribution Plan for POSCO TJ Park Foundation	Denied
		2. Fair Trading Program Operating Result and Plan	—
2009-5	Oct 14	1. Contribution Plan for POSCO TJ Park Foundation	—
		2. Lease Contract with Domestic Affiliates	—
		3. Improvement plan for operation of POSCO Educational Foundation	—
•	Major activities of Executive Management Committee (Jan 1, 2009 — November 13, 2009)

Session	Date	Agenda	Approval
2009-1	Apr.30	1. Installation of process-compressed slag treatment facility at the second Steelmaking Plant in Pohang Works	Approved
		2. Installation of heat exchanger at the second FINEX plant in Pohang Works	Approved
		3. Plan for Capital increase at POSCO-America	Approved

2009-2	May. 26	Suspension of Alteration of Entry in the Register of Shareholders
		for Interim Dividend Payment	Approved

2009-3	Jul.13	1. Acquisition Plan of Taihan ST Co., Ltd.	—
		2. Acquisition Plan of Stainless Corporation in South-east Asia	—
		3. Establishment of Continuous Galvanizing Line in India	—

2009-4	Sep 11	1. Establishment of Facility Center for Advanced Education for Employees	Approved
		2. FINEX #1 Plant Rationalization	Approved

2009-5	Sep 22	1. Installation of New plate heat-treating facility in Gwangyang Works.	Approved
		2. Installation of CEM continuous rolling facility in Gwangyang Works.	Approved
		3. Installation of the Soaking-pit for semi-finished products in Pohang Works.	Approved
		4. Logistics improvement in Pohang and Gwangyang Works.	Approved
2009-6	Oct 28	1. Investment on Stainless Steel Precision Mills	Approved
		2. Investment on Stainless Steel processing facility at POSCO VHPC	Approved
		3. Foundation of POSCO CYPC	Approved
		4. Facility Expansion: POSCO CTPC # 2 Plant	Approved

     B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outsdie Directors. Members of our Audit Committee are Park, Sang-Yong (committee chair), Jones, Jeffrey D., Sun, Wook and Lee, Chang-Hee.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with general meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
•	Composition of the Audit Committee (auditors)

Name	Qualifications	Remarks
Park, Sang-Yong	Satisfies requirements pursuant to the articles of incorporation	Chairman

Jones, Jeffrey D.
Sun, Wook

Lee, Chang-Hee

•	Major activities of the audit committee (auditors) (Jan. 1, 2009 — November 13, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 14	• Report Agenda • Reporting of operations of the Internal Accounting Control System for the 2H 2008 Fiscal Year	All 4 cases Approved

2009-2	Feb. 6
•   Deliberation Agendas
•   Assessment of operations of the Internal Accounting Control System in 2008
•   Results of the audit of account for the 2008 Fiscal Year
•   Report Agenda
•   Overview Results of the audit of account for the 2008 Fiscal Year by External Auditor
Approved Approved

2009-3	Feb. 27	• Deliberation Agenda • Appointment of the chair of the Audit Committee	Approved

2009-4	Apr.16
•   Deliberation Agenda
•   Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries
•   Report Agenda
•   Results of the audit of account for 1Q of the 2009 Fiscal Year
•   Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2008 Fiscal Year
•   Results of the audited consolidated financial statements for the 2008 Fiscal Year
•   Operation plans for 2009
•   POSCO Managerial Accounting and Compensation Policy
Approved

2009-5	Jul.16
•   Report Agenda
•   Results of audit for first half of the 2009 Fiscal Year
•   Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2008 Fiscal Year
•   Status for the application of K-IFRS
•   Reporting results of audit from 2004 to 2008

2009-6	Oct 14
•   Deliberation Agenda
•   Approval of non-audit services for POSCO
•   Report Agenda
•   Results of the audited of financial statements for the 3Q of the 2009 Fiscal Year
•   Results of the audited consolidated financial statements for the first half of 2009 Fiscal Year
•   Results of the internal audit
Approved

     C. Voting Rights by Shareholders
     (1) Whether to Adopt the Cumulative Voting System
          Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
     (2) Whether to Adopt Voting by Mail
          Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
     D. Compensation of Directors and Officers
     (1) Current situation of salary to directors (including outside directors) and members of the Audit
          Committee (auditors)

	Total payment	Ceiling amount approved at
Category	(2009)	shareholders Meeting	Remarks
Standing Director	2,499 million won	6 billion won

Outside Director	367 million won

members of the Audit Committee	151 million won

Total	3,017 million won
•	Payment Period: ’09.1.1 ~’09.9.30

•	Outside Director does not include the members of the Audit Committee

     (2) List of Stock Options Presented to Executives

(As of September 30, 2009)
		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Apr. 27, 2002	Chang-Kwan Oh	9,316	9,316	0	April 28, 2004	KRW 136,400
					~ April 27, 2009
Sep.18, 2002	Suk-Man Youn	11,179	11,179	0	Sep. 19, 2004	KRW 116,100
	Young-Tae Keon	9,316	9,316	0	~Sep. 18, 2009
Apr. 26, 2003	Kim,E. Han	2,401	0	2,401	April 27, 2005	KRW102,900
	Dong-Jin Kim	1,921	1,921	0	~April 26, 2010
	Tae-Hyun Hwang	1,921	1,921	0
	Youn Lee	1,921	1,921	0
	Seong-Sik Cho	1,921	192	1,729
	Oh-Joon, Kwon	9,604	9,604	0
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	9,542	62
	Dong-Hee, Lee	9,604	5,960	3,644
Jul. 23, 2004	Ku-Taek Lee	49,000	0	49,000	July 24, 2006	KRW 151,700
	Kyeong-Ryul Ryoo	4,900	0	4,900	~July 23, 2011
	Suk-Man Youn	7,840	0	7,840
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	7,840	0
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862
	Yoon Suk Suh	1,862	1,000	862
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Ki Chul Shin	9,800	0	9,800
	Byung Ki Jang	9,800	5,300	4,500
Apr. 28, 2005	Jong Doo Choi	2,000	0	2,000	April 29, 2007	KRW 194,900
	Nam Suk Hur	2,000	0	2,000	~April 28, 2012
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000

Total		251,156	87,972	163,184

•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

POSCO
Non-Consolidated Financial Statements
September 30, 2009
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have reviewed the accompanying non-consolidated statement of financial position of POSCO (the “Company”) as of September 30, 2009, and the related non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2009 and 2008, and changes in equity and cash flows for the nine-month periods ended September 30, 2009 and 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position as of December 31, 2008, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 9, 2009, expressed an unqualified opinion on those statements. The accompanying non-consolidated statement of financial position as of December 31, 2008, presented for comparative purposes, is not different from that audited by us in all material respects.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
October 29, 2009

This report is effective as of October 29, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Statements of Financial Position
As of September 30, 2009 and December 31, 2008
(Unaudited)

(in millions of Won)	2009		2008

Assets
Cash and cash equivalents (note 3)	~~W~~	1,007,081	941,687
Short-term financial instruments (note 3)		4,323,325	1,524,598
Trading securities (note 5)		431,588	1,236,185
Current portion of available-for-sale securities (note 7)		20,228	—
Current portion of held-to-maturity securities (note 7)		20,000	20,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4 and 23)		2,493,814	3,228,679
Other accounts receivable, net of allowance for doubtful accounts (note 4 and 23)		100,555	278,301
Inventories (note 6)		3,483,028	6,415,601
Deferred income tax assets (note 20)		213,974	—
Other current assets (note 11)		99,520	48,173

Total current assets		12,193,113	13,693,224

Property, plant and equipment at cost (note 8)		39,051,742	36,504,565
Less accumulated depreciation		(23,162,404)	(22,038,647)

Property, plant and equipment, net		15,889,338	14,465,918

Investment securities, net (notes 7)		9,861,763	8,625,939
Intangible assets, net (note 9)		154,508	170,095
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (note 4)		2,270	4,154
Long-term financial instruments (note 3)		40	40
Other long-term assets, net of allowance for doubtful accounts (note 11)		83,118	74,083

Total non-current assets		25,991,037	23,340,229

Total assets	~~W~~	38,184,150	37,033,453

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Financial Position
As of September 30, 2009 and December 31, 2008
(Unaudited)

(in millions of Won)	2009		2008

Liabilities
Trade accounts and notes payable (note 23)	~~W~~	961,035	1,108,856
Short-term borrowings (note 12)		491,552	340,827
Current portion of long-term debt, net of discount on debentures issued (notes 12 and 13)		2,370	203,641
Accrued expenses		121,330	139,494
Other accounts payable (note 23)		646,610	694,682
Withholdings		53,093	40,042
Income tax payable		9,861	1,628,262
Deferred income tax liabilities (note 20)		—	90,307
Other current liabilities (note 15)		68,892	37,087

Total current liabilities		2,354,743	4,283,198

Long-term debt, net of current portion and discount on debentures issued (note 13)		5,784,206	4,584,681
Accrued severance benefits, net (note 14)		206,018	260,368
Deferred income tax liabilities (note 20)		325,224	36,533
Other long-term liabilities		86,183	85,016

Total non-current liabilities		6,401,631	4,966,598

Total liabilities		8,756,374	9,249,796

Shareholders’ Equity
Capital stock		482,403	482,403
Capital surplus		4,288,006	4,291,355
Capital adjustments		(2,502,014)	(2,502,014)
Accumulated other comprehensive income		491,450	51,790
Retained earnings		26,667,931	25,460,123

Total shareholders’ equity		29,427,776	27,783,657

Total liabilities and shareholders’ equity	~~W~~	38,184,150	37,033,453

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2009 and 2008
(Unaudited)

	For the three-month period			For the nine-month period
	ended September 30			ended September 30
(in millions of Won, except per share amounts)	2009		2008	2009	2008

Sales (notes 23 and 24)	~~W~~	6,850,514	8,812,977	19,665,813	22,337,118
Cost of goods sold (note 25)		5,499,854	6,450,476	17,208,604	16,158,116

Gross profit		1,350,660	2,362,501	2,457,209	6,179,002
Selling and administrative expenses (note 19)		332,907	379,172	895,990	1,036,548

Operating profit		1,017,753	1,983,329	1,561,219	5,142,454

Non-operating income
Interest income		52,048	49,717	140,333	132,244
Dividend income		11,280	7,388	60,114	76,637
Gain on valuation of trading securities		1,394	1,186	1,961	10,537
Gain on disposal of trading securities		1,523	10,789	19,877	37,083
Gain on disposal of investments		—	1,872	8,939	1,946
Gain on disposal of property, plant and equipment		4,597	3,538	14,215	7,900
Gain on derivatives transactions (note 17)		13,100	1,049	33,458	1,356
Gain on valuation of derivatives (note 17)		172	14,196	6,337	14,196
Gain on foreign currency transactions		143,570	173,483	555,606	285,668
Gain on foreign currency translation		106,927	38,861	318,736	43,957
Equity in earnings of equity method accounted investments (note 7)		156,066	30,328	520,983	347,257
Reversal of allowance for doubtful accounts		—	654	422	3,306
Gain on disposal of other long-term assets		1,087	4,250	1,233	28,344
Reversal of stock compensation expense (note 18)		—	34,372	—	34,372
Others		11,129	22,826	36,490	70,574

		502,893	394,509	1,718,704	1,095,377

Non-operating expenses
Interest expense		75,353	39,907	216,198	96,801
Other bad debt expense		556	622	21	588
Loss on valuation of trading securities		373	—	373	—
Loss on foreign currency transactions		127,052	268,156	653,051	391,780
Loss on foreign currency translation		—	193,635	20,678	397,635
Donations		25,717	11,702	40,862	84,704
Loss on disposal of property, plant and equipment		18,417	11,588	54,443	33,944
Equity in losses of equity method accounted investments (note 7)		54,034	54,893	174,408	130,166
Loss on impairment of investments		—	96,785	—	96,785
Loss on disposal of investments		13	33	13	117
Loss on derivative transactions (note 17)		—	526	19,281	526
Loss on disposal of trade accounts and notes receivable		822	2,446	4,080	5,961
Loss on impairment of other long-term assets
Loss on disposal of other long-term assets		—	32	271	298
Others		12,174	18,532	35,265	40,008

		314,511	698,857	1,218,944	1,279,313

Income before income taxes		1,206,135	1,678,981	2,060,979	4,958,518
Income tax expense (note 20)		64,244	460,264	164,042	1,233,022

Net income(note 21)	~~W~~	1,141,891	1,218,717	1,896,937	3,725,496

Basic earnings per share (note 22)	~~W~~	14,913	16,165	24,774	49,408

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Equity
For the nine-month periods ended September 30, 2009 and 2008
(Unaudited)

	Capital		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	Stock		Surplus	Adjustments	Comprehensive Income	Earnings	Total
Balance as of January 1, 2008	~~W~~	482,403	4,128,839	(2,715,964)	839,727	21,768,227	24,503,232
Year-end dividends		—	—	—	—	(566,552)	(566,552)
Net income		—	—	—	—	3,725,496	3,725,496
Interim dividends		—	—	—	—	(188,485)	(188,485)
Changes in capital surplus of equity method accounted investments		—	9,516	—	—	—	9,516
Acquisition of treasury stock		—	—	(36,832)	—	—	(36,832)
Loss on valuation of avilable-for-sale securities,net		—	—	—	(759,156)	—	(759,156)
Changes in capital adjustment arising from equity method accounted investments		—	—	—	379,558	—	379,558

Balance as of September 30, 2008	~~W~~	482,403	4,138,355	(2,752,796)	460,129	24,738,686	27,066,777

	Capital		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	Stock		Surplus	Adjustments	Comprehensive Income	Earnings	Total
Balance as of January 1, 2009	~~W~~	482,403	4,291,355	(2,502,014)	51,790	25,460,123	27,783,657
Year-end dividends		—	—	—	—	(574,274)	(574,274)
Net income		—	—	—	—	1,896,937	1,896,937
Interim dividends		—	—	—	—	(114,855)	(114,855)
Changes in capital surplus of equity method accounted investments		—	(3,349)	—	—	—	(3,349)
Gain on valuation of avilable-for-sale securities,net		—	—	—	419,075	—	419,075
Changes in capital adjustment arising from equity method accounted investments		—	—	—	20,585	—	20,585

Balance as of September 30, 2009	~~W~~	482,403	4,288,006	(2,502,014)	491,450	26,667,931	29,427,776

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2009 and 2008
(Unaudited)

(in millions of Won)	2009		2008
Cash flows from operating activities
Net income	~~W~~	1,896,937	3,725,496
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,517,371	1,419,183
Accrual of severance benefits		—	158,153
Gain on disposal of trading securities		(19,877)	(37,083)
Gain on valuation of trading securities, net		(1,588)	(10,537)
Loss on disposal of property, plant and equipment, net		40,228	26,044
Gain on valuation of derivative transactions		(6,337)	(14,196)
Gain on derivatives transactions, net		(14,177)	(830)
(Recovery of) stock compensation expense		21,316	(34,372)
Gains on disposal of Investments, net		(8,926)	(1,829)
Loss on impairment of Investments		—	96,785
Loss (gain) on foreign currency translation, net		(309,229)	373,552
Loss on disposal of trade accounts and notes receivable		4,080	5,961
Provision for allowance for doubtful accounts, net		8,495	(2,718)
Gain on disposal of other long-term assets, net		(962)	(28,046)
Other employee benefit		5,124	5,434
Equity in earnings of equity method accounted investments, net		(346,575)	(217,091)
Interest expense		14,331	3,781
Interest income		(900)	(1,822)
Others		1,052	4,852

		903,426	1,745,221

Changes in Operating assets and liabilities
Trade accounts and notes receivable		721,841	(1,282,732)
Other accounts and notes receivable		178,823	(57,289)
Accrued income		871	(11,626)
Prepaid expenses		(51,966)	(41,971)
Inventories		2,927,648	(2,105,203)
Trade accounts and notes payable		(137,431)	581,112
Other accounts payable		(48,778)	(31,627)
Accrued expenses		(18,164)	92,346
Income tax payable		(1,618,400)	434,091
Payment of severance benefits		(62,340)	(53,248)
Deferres income tax assets and liabilities		(130,714)	(24,125)
Other current liabilities		26,486	26,678
Deposit for severance benefit trust		11,863	(60,610)
Advances received		10,189	21,887
Dividends from equity method accounted investments		30,711	47,032
Others, net		6,899	14,539

		1,847,538	(2,450,746)

Net cash provided by operating activities		4,647,901	3,019,971

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2009 and 2008
(Unaudited)

(in millions of Won)	2009		2008
Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	4,662,209	2,637,105
Disposal of trading securities		2,626,062	5,651,153
Redemption of current portion of held-to-maturity securities		40,000	346,412
Disposal of available-for-sale securities		17,093	782
Disposal of equity method accounted investments		—	8,606
Disposal of other non-current assets		12,433	82,369
Disposal of property, plant and equipment		15,426	30,115
Acquisition of short-term financial instruments		(7,460,936)	(3,506,494)
Acquisition of trading securities		(1,800,000)	(5,304,993)
Acquisition of available-for-sale securities		(232,323)	(433,598)
Acquisition of equity method investments		(164,507)	(295,410)
Acquisition of current portion of held-to-maturity securities		(40,000)	(186,417)
Acquisition of other long-term assets		(10,718)	(8,900)
Acquisition of property, plant and equipment		(2,927,914)	(1,899,809)
Cost of removal of property, plant and equipment		(44,989)	(18,914)
Acquisition of intangible assets		(9,468)	(14,289)
Others, net		(7,716)	(5,499)

Net cash used in investing activities		(5,325,348)	(2,917,781)

Cash flows from financing activities
Proceeds from short-term borrowings		1,972,180	607,893
Proceeds from long-term borrowings		19,743	—
Proceeds from issuance of debentures		1,449,728	967,674
Increase of other long-term liabilities		33,954	25,824
Repayment of short-term borrowings		(1,804,235)	(171,953)
Repayment of current portion of long-term liabilities		(202,181)	(431,637)
Payment of cash dividends		(689,129)	(755,037)
Decrease in other long-term liabilities		(31,773)	(20,637)
Decrease in capital lease obligations		(5,446)	(575)
Acquisition of treasury stock		—	(36,832)

Net cash provided by financing activities		742,841	184,720

Net increase in cash and cash equivalents		65,394	286,910

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		941,687	691,034

Cash and cash equivalents at end of the year	~~W~~	1,007,081	977,944

See accompanying notes to non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of September 30, 2009, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Summary of significant accounting policies

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

The accounting policies were consistently applied for the non-consolidated financial statements both as of and for the nine-month period ended September 30, 2009 and as of and for the year ended December 31, 2008.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, short-term and long-term financial instruments as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009		2008
Cash and cash equivalents
Checking accounts	—	~~W~~	1,691	1,356
Money market deposit accounts	2.20 ~ 2.90		342,500	241,000
Time deposits	2.80 ~ 3.45		150,000	560,000
Time deposits in foreign currency	0.10 ~ 1.63		492,890	139,331
Repurchase agreement	2.50		20,000	—

		~~W~~	1,007,081	941,687

Short-term financial instruments
Ordinary deposits (*1)	—		12,593	5,887
Time deposits	3.06 ~ 4.45		1,950,000	910,000
Certificates of deposit	3.09 ~ 4.80		2,020,000	490,000
Repurchase agreement	3.24 ~ 3.82		280,000	60,000
Specified money in trust	—		60,732	58,711

		~~W~~	4,323,325	1,524,598

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	40

(*1)	In relation to projects outsourced to the Company by the Korean government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.
4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008
Trade accounts and notes receivable	~~W~~	2,505,066	3,232,490
Less: Allowance for doubtful accounts		(11,252)	(3,811)

	~~W~~	2,493,814	3,228,679

Other accounts receivable	~~W~~	111,174	290,015
Less: Allowance for doubtful accounts		(10,619)	(11,714)

	~~W~~	100,555	278,301

Long-term trade accounts and notes receivable	~~W~~	3,114	4,353
Less: Allowance for doubtful accounts		(844)	(199)

	~~W~~	2,270	4,154

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
5. Trading Securities
     Trading securities as of September 30, 2009 and December 31, 2008 are as follows:

	2009						2008
(in millions of Won)	Acquisition Cost		Fair Value		Book Value		Book Value
Beneficiary certificates	~~W~~	430,000	~~W~~	431,588	~~W~~	431,588	~~W~~	1,236,185

6. Inventories
     Inventories as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008
Finished goods	~~W~~	369,656	1,194,588
By-products		4,015	16,034
Semi-finished goods		900,562	1,542,922
Raw materials		829,141	1,644,500
Fuel and materials		436,880	428,466
Materials-in-transit		942,241	1,592,502
Others		533	592

		3,483,028	6,419,604
Less: Provision for valuation loss		—	(4,003)

	~~W~~	3,483,028	6,415,601

7. Investment Securities
     (a) Investment securities as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008
Available-for-sale securities
Marketable equity securities	~~W~~	3,391,567	2,818,507
Non-marketable equity securities		816,588	761,644
Investments in bonds		120,413	—
Equity investments		500	500

		4,329,068	3,580,651
Less: Current portion		(20,228)	—

		4,308,840	3,580,651

Held-to-maturity securities		51,643	51,553
Less: Current portion		(20,000)	(20,000)

		31,643	31,553

Equity method accounted investments		5,521,280	5,013,735

	~~W~~	9,861,763	8,625,939

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
     (b) Investments in marketable equity securities as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009								2008
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value
SK Telecom Co., Ltd. (*1)	4,372,096	5.41	~~W~~	1,222,528	~~W~~	806,406	~~W~~	806,406	~~W~~	891,835
Hana Financial Group Inc.	4,663,776	2.20		29,998		189,349		189,349		90,943
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		1,031,031		1,031,031		963,486
Hyundai Heavy Industries	1,477,000	1.94		343,506		265,860		265,860		294,661
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		2,688		2,688		1,596
HISteel Co., Ltd.	135,357	9.95		1,609		2,112		2,112		1,766
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		5,548		5,548		3,921
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.44		3,911		1,697		1,697		1,400
Korea Line Corporation	—	—		—		—		—		14,347
Shinhan Financial Group Inc.	4,369,881	0.92		228,778		205,384		205,384		113,326
SeAH Steel Corp.	610,103	10.17		18,792		21,964		21,964		23,490
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		57,707		57,707		40,299
Union Steel Co., Ltd.	1,005,000	9.80		40,212		23,919		23,919		14,472
Macarthur Coal Limited	21,215,700	8.34		420,805		207,811		207,811		55,927
Hanjin Shipping Co., Ltd.	68,260	0.08		2,652		1,403		1,403		1,236
KB Financial Group Inc.	9,030,870	2.34		324,399		546,368		546,368		282,402
LG Powercomm Co., Ltd.	3,600,000	2.70		153,000		22,320		22,320		23,400

			~~W~~	3,558,114	~~W~~	3,391,567	~~W~~	3,391,567	~~W~~	2,818,507

(*1)	Certain portion of securities has been pledged as collateral (note 10).

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
     (c) Equity method accounted investments as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)					2008		Increase (Decrease)				2009
										Other
		Percentage of					Equity			Increase
	Number of	Ownership	Acquisition				method			(Decrease)
Investees (*1)	Shares	(%)	Cost		Book Value		Profit (Loss)			(*2)	Book Value
Domestic
POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	864,030	~~W~~	184,162	~~W~~	(25,610)	~~W~~	1,022,582
Posteel Co., Ltd.	17,155,000	95.31		113,393		319,914		81,141		6,418		407,473
POSCON Co., Ltd.	3,098,610	88.04		49,822		49,099		11,815		(1,522)		59,392
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		103,912		1,865		—		105,777
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		30,824		(5,380)		(895)		24,549
POSDATA Co., Ltd. (*3)	50,440,720	61.85		52,749		39,544		(39,544)		—		—
POSCO Research Institute	3,800,000	100.00		19,000		23,356		2,100		—		25,456
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		27,957		1,568		—		29,525
POSCO Architects & consultants Co., Ltd.	300,000	100.00		1,743		14,838		1,261		142		16,241
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		564,515		43,659		(1,280)		606,894
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		13,363		(5,186)		—		8,177
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		33,059		73		536		33,668
eNtoB Corporation (*4)	560,000	17.50		2,800		4,178		243		(140)		4,281
POSCO Refractories & Environment Co., Ltd.	3,544,200	60.00		41,210		74,329		20,721		(2,734)		92,316
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		19,681		3,553		(638)		22,596
POSMATE Co., Ltd	214,286	30.00		7,233		10,436		1,202		(843)		10,795
Samjung Packing & Aluminum Co., Ltd. (*4)	270,000	9.00		2,781		4,035		(59)		570		4,546
POSCO Power Corp.	40,000,000	100.00		597,170		619,037		19,834		4,008		642,879
SNNC Co., Ltd	18,130,000	49.00		90,650		67,410		21,127		—		88,537
PNR Corporation	5,467,686	70.00		27,338		27,498		2,243		—		29,741
POSCOAST CO., Ltd.	3,400,000	85.00		76,134		—		(606)		76,134		75,528
POSHIMETAL Co., Ltd.	1,300,000	65.00		6,500		—		(113)		6,500		6,387
POSCO E&E Co., Ltd.	3,480,000	100.00		17,400		—		(221)		17,400		17,179

				1,910,439		2,911,015		345,458		78,046		3,334,519

Foreign
POSCO America Corporation	362,027	99.45		306,589		133,944		(13,836)		(14,086)		106,022
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		165,573		26,273		115,895		307,741
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		29,158		4,532		(1,992)		31,698
VSC POSCO Steel Corporation (*5)	—	35.00		4,758		6,343		1,186		(608)		6,921
Dalian POSCO-CFM Coated Steel Co., Ltd. (*5)	—	30.00		7,189		3,756		(1,965)		(49)		1,742
POS-Tianjin Coil Center Co., Ltd. (*4,5)	—	10.00		653		1,303		112		(80)		1,335
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*5)	—	58.60		234,204		323,170		(8,154)		(17,224)		297,792
Guangdong Pohang Coated Steel Co., Ltd. (*5)	—	86.55		45,503		20,901		7,901		33		28,835
POSCO Thailand Bangkok Processing Center Co., Ltd.	12,721,734	85.62		39,677		32,934		(8,363)		140		24,711
Myanmar POSCO Steel Co., Ltd.	13,440	70.00		2,192		3,796		2,260		(426)		5,630

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)

(in millions of Won)					2008		Increase (Decrease)				2009
									Other
		Percentage of					Equity		Increase
	Number of	Ownership	Acquisition				method		(Decrease)
Investees (*1)	Shares	(%)	Cost		Book Value		Profit (Loss)		(*2)		Book Value
KOBRASCO	2,010,719,185	50.00		32,950		60,429		31,533		17,168		109,130
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		91,303		5,258		(5,160)		91,401
Poschrome (Proprietary) Limited	21,675	25.00		4,859		9,575		995		2,462		13,032
Guangdong Xingpu Steel Center Co., Ltd. (*6)	—	—		—		2,669		—		(2,669)		—
POS-Hyundai Steel Manufacturing India Private Limited (*4)	2,345,558	10.00		1,057		1,600		105		(391)		1,314
POSVINA Co., Ltd. (*5)	—	50.00		1,527		2,104		680		(238)		2,546
POSCO-MKPC SDN. BHD.	25,269,900	44.69		12,574		18,037		920		(1,071)		17,886
PT POSMI Steel Indonesia (*4)	1,193	9.47		782		1,020		(112)		122		1,030
Qingdao Pohang Stainless Steel Co., Ltd. (*5)	—	70.00		71,463		75,888		328		(4,226)		71,990
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*5)	—	90.00		31,023		48,401		5,558		(3,155)		50,804
POSCO-China Holding Corp. (*5)	—	100.00		165,233		228,489		1,237		(12,982)		216,744
POSCO-Japan Co., Ltd.	90,438	100.00		55,004		65,457		24,598		(6,971)		83,084
POSCO-India Private Ltd.	225,000,000	100.00		52,627		54,651		—		(3,398)		51,253
POS-India Pune Steel Processing Centre Pvt. Ltd.	74,787,080	65.00		17,017		14,096		3,210		(1,554)		15,752
POSCO-Foshan Steel Processing Center Co., Ltd. (*5)	—	39.60		9,408		12,971		1,349		(837)		13,483
Nickel Mining Company	3,234,698	49.00		157,585		219,879		(5,546)		(18,377)		195,956
POSCO-Vietnam Co., Ltd. (*5)	—	100.00		198,578		232,647		(17,740)		(21,091)		193,816
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67		117,950		103,485		(32,035)		(1,416)		70,034
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.	42,532,980	76.40		9,089		—		3,298		(392)		2,906
POS-SK Steel (PingHu) Processing Center Co., Ltd. (*5)	—	20.00		1,869		2,977		(1,102)		(29)		1,846
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	30,000	30.00		3,803		3,225		625		(154)		3,696
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd. (*5)	—	24.00		6,718		11,959		(242)		(695)		11,022
POSCO Vietnam Processing Center Co., Ltd. (*5)	—	80.00		8,192		6,234		349		(476)		6,107
POSCO (Chongqing) Automotive Processing Center Co., Ltd. (*5)	—	90.00		6,201		7,618		1,273		(565)		8,326
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*5)	—	25.00		61,961		92,064		(31,786)		(2,456)		57,822
POSS-SLPC s.r.o. (*5)	—	30.00		1,794		3,109		(465)		(47)		2,597
POSCO Malaysia SDN. BHD. (*7)	16,200,000	60.00		16,524		—		(1,024)		1,024		—
POSCO (Wuhu) Automative Processing Center Co., Ltd. (*5)	—	68.57		10,025		11,955		139		(701)		11,393
POSCO-SAMSUNG Steel Processing Center Co., Ltd. (*5,8)	—	30.00		1,608		—		(928)		2,432		1,504
POSCO VST Co., Ltd.	55,000,000	90.00		66,333		—		696		67,164		67,860

				1,862,485		2,102,720		1,117		82,924		2,186,761

			~~W~~	3,772,924	~~W~~	5,013,735	~~W~~	346,575	~~W~~	160,970	~~W~~	5,521,280

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)

(*1)	Due to the difference in the closing schedule of investees’ financial statements, the Company used the unaudited or unreviewed financial statements of these companies as of September 30, 2009, when applying the equity method of accounting.

(*2)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on equity method accounted investments, changes in retained earnings and others.

(*3)	The equity method of accounting has been suspended for investment in POSDATA Co., Ltd. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interest in POSDATA Co., Ltd. for the nine-month period ended September 30, 2009 was ~~W~~ 1,253 million.

(*4)	Equity method of accounting is applied as the Company has significant influence over investees directly or indirectly through its affiliates by owning more than 20% of outstanding shares of investees.

(*5)	No shares have been issued in accordance with the local laws or regulations.

(*6)	Due to the sales of the interest previously owned by a subsidiary, the Company no longer has significant influence for Guangdong Xingpu Steel Center Co., Ltd. Therefore, the Company has reclassified it to available-for-sale securities from equity method accounted investments.

(*7)	The equity method of accounting has been suspended for investment in POSCO Malaysia SDN. BHD. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interest in POSCO Malaysia SDN. BHD. for the nine-month period ended September 30, 2009 was ~~W~~ 2,272 million and the accumulated unrecorded change in the interest prior to 2009 amounted to ~~W~~ 2,102 million.

(*8)	This investment was reclassified to equity method accounted investment from available-for-sale securities, since its total assets were greater than ~~W~~ 10,000 million as of December 31, 2008.
For the period ended September 30, 2009, amortization of goodwill amounted to ~~W~~ 18,018 million and the the elimination of the unrealized profit from intercompany transaction less realized profit amounted to ~~W~~ 183,169 million.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
8. Property, Plant and Equipment
(a)	Changes in property, plant and equipment for the nine-month period ended September 30, 2009 are as follows:

	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Others (*2)		Depreciation		Balance
Land	~~W~~	908,306	~~W~~	40,801	~~W~~	—	~~W~~	(592)	~~W~~	—	~~W~~	948,515
Buildings		1,978,609		200,143		(747)		(912)		(130,635)		2,046,458
Structures		1,490,098		61,444		(3,054)		16,344		(93,277)		1,471,555
Machinery and equipment		7,346,339		2,320,970		(6,701)		(16,351)		(1,236,406)		8,407,851
Vehicles		20,302		2,974		(15)		—		(6,333)		16,928
Tools		17,317		7,465		(72)		—		(7,480)		17,230
Furniture and fixtures		54,025		8,341		(16)		—		(13,931)		48,419
Capital Lease Assets		10,192		—		—		—		(478)		9,714
Construction-in-progress		2,640,730		2,927,914		—		(2,645,976)		—		2,922,668

	~~W~~	14,465,918	~~W~~	5,570,052	~~W~~	(10,605)	~~W~~	(2,647,487)	~~W~~	(1,488,540)	~~W~~	15,889,338

(*1)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~ 2,642,138 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.
(b)	The Company’s expenditures in relation to construction-in-progress for the expansion of Pohang transporting plates amounted to ~~W~~ 2,927,914 million for the nine-month period ended September 30, 2009.
9. Intangible Assets
Intangible assets, net of amortization, as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008
Intellectual property rights	~~W~~	2,683	2,479
Port facilities usage rights		104,248	116,554
Other intangible assets (*1)		47,577	51,062

	~~W~~	154,508	170,095

(*1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
10. Pledged assets
(a)	As of September 30, 2009, treasury bills amounting to ~~W~~ 29,742 million and the bonds amounting to ~~W~~ 1,901 million issued by the Seoul metropolitan rapid transit Corporation, among the held-to-maturity securities, were provided as collateral to the Gyungsangbuk-do Province Office as guarantee for environmental remediation of POSCO No. 4 disposal site.

(b)	As of September 30, 2009, 2,030,526 shares, equivalent to 18,274,731 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 13) and 164,893,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samuri bonds issued.

(c)	Guarantees provided by third parties on behalf of the Company as of September 30, 2009 and December 31, 2008 were as follows:

(in millions of Won)	2009				2008
Korea Development Bank	EUR	4,125,918	~~W~~	7,155	EUR	4,600,591	8,171

11. Other Assets
Other current and other long-term assets as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008
Other current assets
Short-term loans receivable	~~W~~	—	14
Accrued income		33,525	34,396
Advanced payments		5,245	3,729
Prepaid expense		60,750	8,784
Others		—	1,250

	~~W~~	99,520	48,173

Other long-term assets
Log-term loans receivable	~~W~~	15,322	6,637
Guarantee deposits		1,688	1,413
Other investment assets		66,794	66,066

		83,804	74,116
Less: Allowance for doubtful accounts		(686)	(33)

	~~W~~	83,118	74,083

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
12. Short-Term Borrowings and Current Portion of Long-Term Debt
(a)	Short-term borrowings as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008
Domestic borrowings	2.55	KRW	130,000	~~W~~	130,000	—	—
Foreign currency borrowings	1.80 ~ 3.27
		USD	304,157,637		361,552	271,035,408	340,827

				~~W~~	491,552		340,827

(b)	Current portion of long-term debts as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008
Debentures	4.66	KRW	—	~~W~~	—	200,000	200,000
Foreign currency borrowings	4.60	JPY	96,000,000		1,266	192,000,000	2,676
Loans from foreign financial institutions	2.00	EUR	636,350		1,104	636,350	1,130

					2,370		203,806

Less: Discount on debentures issued					—		(165)

				~~W~~	2,370		203,641

13. Long-Term Debts
(a)	Debentures as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Issue date	Maturity	Annual Interest Rate (%)	2009				2008
Domestic debentures	Mar. 28, 2006~	Sep. 29, 2009~	4.66 - 6.52	KRW	2,300,000	~~W~~	2,300,000	2,000,000	2,000,000
	Jan. 20, 2009	Jan. 20, 2014
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY	50,000,000,000		659,400	50,000,000,000	696,945
Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD	300,000,000		356,610	300,000,000	377,250
Exchangeable bonds (*1)	Aug. 19, 2008	Aug. 19, 2011	—	JPY	52,795,000,000		696,260	52,795,000,000	735,904
Yen denominated FRN	Nov. 11, 2008	Nov. 11, 2013	6 Months Tibor+2.60	JPY	20,000,000,000		263,760	20,000,000,000	278,778
1st Samurai Private Equity Bonds	Dec. 29, 2008	Dec. 29, 2011	6 Months Tibor+1.60	JPY	50,000,000,000		659,400	50,000,000,000	696,945
Global Bonds	Mar. 26, 2009	Mar. 26, 2014	8.75	USD	700,000,000		832,090	—	—

							5,767,520		4,785,822
Add: Premium on bond redemption							10,514		11,112
Less: Current portion							—		(200,000)
Discount on debentures issued							(71,853)		(71,525)

						~~W~~	5,706,181		4,525,409

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)

(*1)	The Company issued exchangeable bonds, which is exchangeable with 17,603,801 SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right	JPY 2,867,605,334
Fair value of an exchangeable right as of September 30, 2009:	JPY 216,987,450
ADR exchangeable as of September 30, 2009:	ADR 18,274,731
Exercise period of exchangeable right:	Commercing ten business days following the issuance date until ten business days prior to maturity date
Exercisable date of put by bondholders:	August 19, 2011
The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The transaction between the Company and Zeus (Cayman) Ltd. is deemed to be a borrowing transaction under generally accepted accounting principles in the Republic of Korea.
(b)	Long-term domestic borrowings as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009		2008
Korea Resources Corporation	Representive-Borrowing Rate(*1)-2.25	~~W~~	55,114	49,308
Woori Bank	Representive-Borrowing Rate(*1)-1.25		13,269	—

		~~W~~	68,383	49,308

(*1)	Indexed to the average yield of 3-year government bond which is rounded off to the nearest 0.25%.
(c)	Long-term foreign currency borrowings as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)		2009			2008
Korea National Oil Corporation (*1)	Representive-Borrowing Rate-2.25	USD	2,851,409	~~W~~	3,591	2,324,540	2,923
Development Bank of Japan	4.60	JPY	96,000,000		1,266	192,000,000	2,676

					4,857		5,599
Less: Current portion					(1,266)		(2,676)

				~~W~~	3,591		2,923

(*1)	The borrowing is related to the exploration of gas field in the Aral Sea in Uzbekistan with Korea National Oil Corporation (“KNOC”) (note 16).

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
(d)	Loans from foreign financial institutions as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008
NATIXIS	2.00	EUR	4,125,918	~~W~~	7,155	4,600,591	8,171
Less: Current portion		EUR	(636,350)		(1,104)	(636,350)	(1,130)

				~~W~~	6,051		7,041

(e)	Aggregate maturities of long-term debts as of September 30, 2009 are as follows:

							Loans from
					Foreign Currency		Foreign financial
(in millions of Won)	Debentures (*)		Borrowings		Borrowings		Institution		Total
September 30,
2010	~~W~~	—	~~W~~	—	~~W~~	1,266	~~W~~	1,104	~~W~~	2,370
2011		800,000		—		—		1,104		801,104
2012		1,423,160		5,459		—		1,104		1,429,723
2013		1,855,660		7,164		—		1,104		1,863,928
Thereafter		1,699,214		55,760		3,591		2,739		1,761,304

	~~W~~	5,778,034	~~W~~	68,383	~~W~~	4,857	~~W~~	7,155	~~W~~	5,858,429

(*)	The amount includes premium on bond redemption.
14. Accrued Severance Benefits
The changes in accrued severance benefits for the nine-month period ended September 30, 2009 and the year ended December 31, 2008 are as follows:

(in millions of Won)	2009		2008
Estimated severance benefits at the beginning of period	~~W~~	851,391	682,686
Provision for severance benefits		(3,875)	221,748
Payment		(62,340)	(53,043)

Estimated severance benefits at the end of period	~~W~~	785,176	851,391

Transferred to National Pension Fund		(82)	(84)
Deposit for sererance benefits trust		(579,076)	(590,939)

Net balance at the end of period	~~W~~	206,018	260,368

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
15. Other Current Liabilities
Other current liabilities as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008
Other current liabilities
Advances received	~~W~~	35,351	25,162
Unearned revenue		2,021	2,472
Others		31,520	9,453

	~~W~~	68,892	37,087

16. Commitments and Contingencies
(a)	As of September 30, 2009, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in millions of Won)		2009				2008
Company	Financial Institution	Guaranteed		Won Equivalent		Guaranteed	Won Equivalent
Related companies
POSCO Investment Co., Ltd.	Bank of Tokyo-Mitsubish	USD	—			42,000,000
		CNY	—			29,000,000
	HSBC	CNY	630,000,000	~~W~~	616,458	—	~~W~~	248,976
		MYR	280,000,000			180,000,000
		USD	346,000,000			100,000,000

Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	USD	—		—	199,925,000		251,406
POSCO-Vietnam Co., Ltd.	The Export-Import Bank	USD	230,000,000		336,792	200,000,000		251,500
	of Korea and others	JPY	4,806,750,000			—

					953,250			751,882

Others
OCI Company LTD.	E1 Co., Ltd.	KRW	320		320	320		320
Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		696,260	52,795,000,000		735,904
BX STEEL POSCO Cold	Bank of China and	USD	13,800,000		65,877	15,840,000		97,870
Rolled Sheet Co., Ltd.	others	CNY	284,180,000			423,440,000

					762,457			834,094

				~~W~~	1,715,707		~~W~~	1,585,976

(b)	As of September 30, 2009, the Company issued five blank promissory notes to Korea Resources Corporation as collateral for borrowings, and issued six blank promissory notes to KNOC as collateral for foreign currency borrowings.

(c)	The Company entered into a capital lease contract acquiring a ro-ro ship for the exclusive use of transporting plates for ~~W~~ 1,953 million and US$ 11,583 thousand, equivalent to 90 % of fair value of the ship price, to be redeemed over 12 years.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
(d)	As of September 30, 2009, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expense with respect to these lease agreements, amounted to ~~W~~ 4,038 million for the nine-month period ended September 30, 2009. Future lease payments under these lease agreements are as follows:

(in millions of Won)
Period	Amount
2009	~~W~~	1,266
2010		3,288
2011		1,049

	~~W~~	5,603

(e)	The Company is involved in fourteen lawsuits and claims for alleged damages aggregating to ~~W~~ 14,764 million as of September 30, 2009 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of September 30, 2009.

(f)	The Company entered into long-term contracts to purchase iron ore, coal and nickel and other raw materials. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of September 30, 2009, 364 million tons of iron ore and 55 million tons of coal remained to be purchased under such long-term contracts.

(g)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. This agreement provides for periodic price adjustments to market price (Japan JCC), and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.

(h)	The Company has a bank overdraft agreements of up to ~~W~~ 300,000 million with Woori Bank and six other banks as of September 30, 2009. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and five other banks for credit lines of up to ~~W~~ 280,000 million and short-term borrowing agreement of up to ~~W~~ 700,000 million with Woori Bank and five other banks.

(i)	As of September 30, 2009, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$ 1,400 million and US$ 500 million in foreign short-term borrowings.

(j)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of September 30, 2009 amounted to US$ 160.4 million for which the Company is contingently liable upon the issuers’ default.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
(k)	The Company entered into commitments of foreign currency long-term borrowings which are limited up to the amount of US$ 6.86 million and US$ 3.54 million with KNOC related to the exploration of gas fields in the Aral Sea, Uzbekistan and Namangan-Tergachi, respectively. The repayment obligation depends on the success of the project. The Company is not liable for the repayment of full or part of money borrowed if the project fails and also the Company has agreed to pay certain portion of its profits under certain conditions as defined by borrowing agreement.
17. Derivatives
(a)	Details of derivatives as of September 30, 2009 and December 31, 2008 are as follows:

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of contract
Embedded derivative (*)	Issuing exchangeable bonds	Investee for exchangeable bonds	Exchangeable rights for stock

(*)	The Company applied derivative accounting as exchangeable right to investors related to exchangeable bond issued in August 19, 2008 meets certain criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~ 9,199 million (JPY 659,937,500) as of December 31, 2008 and ~~W~~ 2,862 million (JPY 216,987,450) as of September 30, 2009. This exchangeable right is included in other long-term liabilities.
(b)	Details of the gains (losses) on derivatives, net for the nine-month periods ended September 30, 2009 and 2008 are as follows:

(in millions of Won)	Valuation Gain (Loss)			Transaction Gain (Loss)
Type of Transaction	2009		2008	2009		2008
Currency forward (Swaps)	~~W~~	—	—	~~W~~	14,177	830
Embedded derivative		6,337	14,196		—	—

	~~W~~	6,337	14,196	~~W~~	14,177	830

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
18. Stock Appreciation Rights
(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total
Before the modifications (*)
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares	1,030,100 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications (*)
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares	970,092 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—	19,409 shares
Number of shares exercised	434,167 shares	55,896 shares	20,495 shares	124,417 shares	90,524 shares	62,000 shares	787,499 shares
Number of shares outstanding	—	—	—	11,480 shares	123,704 shares	28,000 shares	163,184 shares
Exercise period	July 24, 2003~	April 28, 2004~	Sept. 19, 2004~	April 27, 2005~	July 24, 2006~	April 29, 2007~
	July 23, 2008	April 27, 2009	Sept. 18 2009	April 26, 2010	July 23, 2011	April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expense (or income) related to stock appreciation rights granted to executives incurred for the nine-month period ended September 30, 2009 are as follows:

(in millions of Won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Prior periods	~~W~~	59,945	~~W~~	10,801	~~W~~	4,843	~~W~~	29,770	~~W~~	54,680	~~W~~	25,486	~~W~~	185,525
Current period		—		(21)		1,228		1,627		15,108		3,374		21,316

	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,397	~~W~~	69,788	~~W~~	28,860	~~W~~	206,841

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
19. Selling and Administration Expenses
Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2009 and 2008 are as follows:

	For the three-month period			For the nine-month period
	ended September 30			ended September 30
(in millions of Won)	2009		2008	2009	2008
Selling expenses	~~W~~	160,909	199,247	465,578	568,478
Fees and charges		28,191	34,305	83,385	98,344
Salaries and wages		23,848	22,114	71,449	66,642
Advertising		16,674	19,163	50,778	59,559
Research and development		30,405	12,459	40,453	37,118
Depreciation		3,668	3,876	11,177	11,753
Amortization		4,094	3,702	11,824	10,886
Rent		4,697	5,743	13,822	16,331
Other employ benefits		22,410	35,306	54,765	72,503
Provision for severance benefits		37	7,802	3,804	21,141
Supplies		501	807	3,431	3,760
Travel		3,155	3,908	8,696	10,803
Training		3,538	4,416	9,167	13,207
Repairs		5,265	2,694	8,116	7,169
Communications		1,809	1,995	5,541	5,940
Vehicle expenses		1,448	1,514	4,172	4,042
Taxes and public dues		1,356	1,270	3,322	3,665
Entertainment		724	1,113	2,271	3,663
Subscriptions and printing		557	590	1,531	1,559
Utilities		108	261	294	724
Insurances		3,540	2,393	8,422	6,013
Stock compensation expense (note 18)		12,318	10,780	21,316	—
Others		3,655	3,714	12,676	13,248

	~~W~~	332,907	379,172	895,990	1,036,548

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
20. Income Taxes
(a)	Income tax expense for the nine-month periods ended September 30, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008
Current income taxes (*)	~~W~~	294,757	1,288,515
Deferred income taxes		(15,590)	(223,932)
Items charged directly to shareholders’ equity		(115,125)	168,439

	~~W~~	164,042	1,233,022

(*)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the nine-month periods ended September 30, 2009 and 2008:

(in millions of Won)	2009		2008
Net income before income tax expense	~~W~~	2,060,979	4,958,518
Income tax expense computed at statutory rate		498,740	1,363,569
Adjustments:		(334,698)	(130,547)
Tax credit		(200,406)	(89,923)
Tax returns (*)		(140,442)	—
Others, net		6,150	(40,624)

Income tax expense	~~W~~	164,042	1,233,022

Effective rate		7.96%	24.87%

(*)	The Company obtained tax refunds amounting to ~~W~~ 144,248 million from the additional tax payments made in 2005, according to the decision of Tax Tribunal, and recognized ~~W~~ 140,442 million as tax returns less the adjusted amount in deferred income tax assets (liabilities).

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
(c)	Changes in temporary differences and deferred income taxes for the nine-month period ended September 30, 2009 are as follows:

(in millions of Won)	Accumulated temporary differences						Deferred income tax
	Dec. 31, 2008		Inc. (dec.) (*1)		September 30, 2009		Dec. 31, 2008		Inc. (dec.)		September 30, 2009
Reserve for special repairs	~~W~~	(281,824)	~~W~~	103,266	~~W~~	(178,558)	~~W~~	(62,423)	~~W~~	23,039	~~W~~	(39,384)
Reserve for technology developments		(720,000)		214,220		(505,780)		(167,016)		55,744		(111,272)
Dividend income from related companies		430,688		30,711		461,399		94,751		6,757		101,508
Depreciation expense		(267,736)		(79,441)		(347,177)		(58,569)		(17,796)		(76,365)
Valuation of equity method accounted investments (*2)		(1,778,197)		(327,617)		(2,105,814)		(299,121)		(69,827)		(368,948)
Prepaid expenses		68,751		47,989		116,740		16,182		9,696		25,878
Impairment loss on property, plant and equipment		42,461		(5,936)		36,525		9,374		(1,321)		8,053
Gain on foreign currency translateion		622,855		(322,533)		300,322		137,581		(71,510)		66,071
Gain on valuation of available-for-sale securities		(393,580)		(392,293)		(785,873)		(86,587)		(86,305)		(172,892)
Loss on valuation of available-for-sale securities		973,348		(144,983)		828,365		214,137		(31,897)		182,240
Tax credit		—		—		—		—		199,298		199,298
Others		362,567		(3,552)		359,015		74,851		(288)		74,563

	~~W~~	(940,667)	~~W~~	(880,169)	~~W~~	(1,820,836)	~~W~~	(126,840)	~~W~~	15,590	~~W~~	(111,250)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2008.

(*2)	As the Company is unlikely to dispose of its investee shares within five years, the income tax effect of ~~W~~ 416,777 million in September 30, 2009 is not recognized as it is not probable that the deferred tax asset will be realized.
(d)	A summary of deferred tax assets and liabilities as of September 30, 2009 are as follows:

(in millions of Won)	Current		Non-current	Total
Deferred tax assets	~~W~~	240,462	707,014	947,476
Deferred tax liabilities		(26,488)	(1,032,238)	(1,058,726)

Total	~~W~~	213,974	(325,224)	(111,250)

(e)	Income tax expense which is directly charged to shareholders’ equity due to changes in valuation of available-for-sale securities for the nine-month period ended September 30, 2009 amounted to ~~W~~ 115,125 million.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
21. Comprehensive Income
(a)	For the nine-month periods ended September 30, 2009 and 2008, comprehensive income are as follows:

(in millions of Won)	2009		2008
Net income	~~W~~	1,896,937	3,725,496
Gain (loss) on valuation of available-for-sale securities		537,277	(1,047,112)
Less: tax effect		(118,202)	287,956
Changes in capital adjustments arising from equity method accounted investments		7,668	493,753
Less: tax effect		12,917	(114,195)

Comprehensive income	~~W~~	2,336,597	3,345,898

(b)	For the three-month periods ended September 30, 2009 and 2008, comprehensive income are as follows:

(in millions of Won)	2009		2008
Net income	~~W~~	1,141,891	1,218,717
Gain (loss) on valuation of available-for-sale securities		242,386	(532,769)
Less: tax effect		(53,326)	146,511
Changes in capital adjustments arising from equity method accounted investments		(130,045)	188,384
Less: tax effect		31,551	(42,111)

Comprehensive income	~~W~~	1,232,457	978,732

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
22. Earnings Per Share
(a)	Basic earnings per share for the nine-month periods ended September 30, 2009 and 2008 were as follows:

(in millions of Won except per share information)	2009		2008
Net income	~~W~~	1,896,937	3,725,496
Weighted-average number of common shares outstanding (*)		76,569,916	75,403,165

Basic earnings per share	~~W~~	24,774	49,408

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the nine-month periods ended September 30, 2009 and 2008:

	2009	2008
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	10,616,919	11,783,670

Weighted-average number of common shares outstanding	76,569,916	75,403,165

(b)	Basic earnings per share for for the three-month periods ended September 30, 2009 and 2008 were as follows:

(in millions of Won except per share information)	2009		2008
Net income	~~W~~	1,141,891	1,218,717
Weighted-average number of common shares outstanding (*)		76,569,916	75,394,201

Basic earnings per share	~~W~~	14,913	16,165

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month periods ended September 30, 2009 and 2008:

	2009	2008
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	10,616,919	11,792,634

Weighted-average number of common shares outstanding	76,569,916	75,394,201

(c)	Basic earnings per share for the year ended December 31, 2008, for the three-month period ended March 31, 2009 and for the six-month period ended June 30, 2009 were ~~W~~ 58,905, ~~W~~ 4,238 and ~~W~~ 9,861, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
23. Related Party Transactions
(a)	As of September 30, 2009, the subsidiaries of the Company are as follows:

Domestic (29)	POSCO E & C Co., Ltd., Posteel Co., Ltd., POSCON Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architecs & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Corp., Postech 2006 Energy Fund , POSCO Refractories & Environment Company Co., Ltd., POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd ., Daewoo Engineering Company , Metapolis Co., Ltd., POSCORE Co., Ltd., Pohang Fuelcell Power Corp., POSCOAST Co., Ltd., DAIMYUNG TMS.Co., Ltd., POSHIMETAL Co., Ltd., POSCO E&E Co., Ltd.

Foreign (50)	POSCO America Corporation (POSAM), POSCO Australia Pty. Ltd. (POSA), POSCO Canada Limited (POSCAN), POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd. (POA), VSC POSCO Steel Corp. (VPS), Dalian POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd. (POSCO-CTPC), POSCO-JKPC Co., Ltd., International Business Center Corporation (IBC), POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd. (ZPSS), Guangdong Pohang Coated Steel Co., Ltd., POSCO Thailand Bangkok Processing Center Co., Ltd. (POSCO-TBPC), Myanmar-POSCO Steel Co., Ltd., Zhangjiagang POSHA Steel Port Co., Ltd., POSCO-JOPC Co., Ltd., POSCO Investment Co., Ltd. (POSINVEST), POSCO-MKPC SDN. BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO Suzhou Automotive Processing Center Co., Ltd. (POSCO-CSPC), POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd. (POSCO-CQPC), POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C(Zhangjiagang) Engineering & Consulting Co., Ltd, POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Pvt. Ltd., POS-India Pune Steel Processing Centre Pvt. Ltd. (POSCO-IPPC), POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Center Co., Ltd. (POSCO-CFPC), POSCO E&C (Beijing) Co., Ltd., POSCO MPC S.A. de C.V. (POSCO-MPPC), Zhanjiagang Pohang Port Co., Ltd., POSCO Vietnam Co., Ltd., POSCO-Mexico S.A. de. Co. Ltd., POSCO-India Delhi Steel Processsing Centre Pvt. Ltd. (POSCO-IDPC), POSCO (Chongqing) Automotive Processing Center Co., Ltd. (POSCO-CCPC), POS-NP Pty. Ltd., POSCO Vietnam Processing Center Co., Ltd. (POSCO-VHPC), Suzhou Poscore Technology Co., Ltd. (POSCO-CORE(SZ)), POSCO-JYPC Co., Ltd., POSCO Malaysia SDN. BHD., POS-Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd. (POSCO-CWPC), &TV Communications Inc., POSCO Phillippine Manila Processing Center Inc. (POSCO-PMPC), POSCO VST Co., Ltd.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the nine-month periods ended September 30, 2009 and 2008, and the related account balances as of September 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
	2009		2008		2009		2008		2009		2008		2009		2008
Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	3,675	~~W~~	11,917	~~W~~	1,506,199	~~W~~	831,946	~~W~~	90	~~W~~	814	~~W~~	177,533	~~W~~	249,792
Posteel Co., Ltd.		879,897		1,034,125		99,169		146,192		112,502		220,713		6,440		21,651
POSCON Co., Ltd.		74		79		165,821		162,822		1		5		23,222		62,957
Pohang Coated & Color Steel Co., Ltd.		349,651		447,357		962		1,579		98,510		48,785		173		71
POSCO Machinery & Engineering Co., Ltd.		1,486		1,344		124,531		113,746		1		2,665		11,246		25,387
POSDATA Co., Ltd.		863		1,330		131,862		137,094		—		1		22,003		20,311
POSCO Research Institute		—		2		15,448		14,165		—		54		1,347		3,780
POSCO Architecs & Consultants Co., Ltd.		254		731		27,111		20,861		—		—		1,994		5,470
POSCO Specialty Steel Co., Ltd.		177		2,021		3,289		18,651		161		1,843		2,007		4,463
POSCO Machinery Co., Ltd.		8,816		10,659		59,505		50,789		—		2,188		3,422		28,517
POSMATE Co., Ltd.		901		1,177		27,321		27,720		—		246		3,217		4,763
POSCO Refractories & Environment Company Co., Ltd		67,043		29,376		338,940		223,101		6,765		19,137		59,735		57,791
Samjung Packing & Aluminum Co., Ltd.		12,692		17,774		150,277		190,961		2,601		2,578		24,125		17,422
POSCORE Co., Ltd.		94,473		89,471		64		—		15,315		20,330		6		—
POSCO America Corporation		114,220		97,356		—		88		3,904		25		—		405
POSCO Australia Pty. Ltd.		6,864		22,619		—		—		528		18		—		—
POSCO Canada Limited		—		20		70,835		142,864		—		21		9,245		—
POSCO Asia Co., Ltd.		849,733		775,266		65,295		158,350		24,500		28,301		1,513		2,978
POSCO-JKPC Co., Ltd.		20,667		24,775		—		—		851		2,560		—		—
POSCO Thailand BangKok Processing Center Co., Ltd.		46,233		65,586		5		29		1,398		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		160,560		68,826		—		—		2,681		4,804		—		—
POSCO-Japan Co., Ltd.		463,662		756,987		23,724		11,004		22,534		21,700		7,040		1,104
POS-India Pune Steel Processing Centre Pvt. Ltd.		58,877		62,391		—		—		1,349		4,019		—		—
POSCO-Mexico Co., Ltd		62,779		—		—		—		304		—		—		—
POSCO-Malaysia SDN. BHD.		36,539		32,287		—		—		777		—		—		—
Others		345,691		208,310		18,129		8,389		36,963		4,708		7,152		1,092

		3,585,827		3,761,786		2,828,487		2,260,351		331,735		385,515		361,420		507,954

Equity method investees
eNtoB Corporation		—		—		154,250		191,691		—		—		—		6,016
SNNC Co., Ltd.		307		1,855		244,392		—		119		19		15,935		1,926
KOBRASCO		—		—		2,857		60,883		—		4,115		—		—
Poschrome(Proprietary) Limited		—		98		32,590		82,124		—		—		—		—
USS — POSCO Industries		162,659		301,516		56		—		8		—		—		—
Others		18,926		16,527		90		—		243		1,825		—		—

		181,892		319,996		434,235		334,698		370		5,959		15,935		7,942

Total	~~W~~	3,767,719	~~W~~	4,081,782	~~W~~	3,262,722	~~W~~	2,595,049	~~W~~	332,105	~~W~~	391,474	~~W~~	377,355	~~W~~	515,896

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable and other accounts and notes receivable; payables include trade accounts and notes payable, other accounts payable and others.

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
(c)	For the nine-month periods ended September 30, 2009 and 2008, details of compensation to key management officers are as follows:

(in millions of Won)	2009		2008
Salaries	~~W~~	8,648	8,025
Severance benefits		4,714	3,276
Management achievement awards		10,660	10,628

Total	~~W~~	24,022	21,929

Key management officers include directors (including non-executive directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations. Other than the compensation which is described above, the Company granted stock appreciation rights to its key management officers. The Company recognized expense related to stock appreciation rights which were increased by ~~W~~ 21,316 million, and decreased by ~~W~~ 34,372 million for the nine-month periods ended September 30, 2009 and 2008, respectively (note 18).
24. Segment Information
The Company has main plants in Pohang and in Gwangyang in the Republic of Korea. Sales of the plants for the nine-month periods ended September 30, 2009 and 2008 were as follows:

(in millions of Won)	2009		2008
Pohang	~~W~~	11,267,283	12,211,140
Gwangyang		8,326,593	10,083,763
Others		71,937	42,215

Total	~~W~~	19,665,813	22,337,118

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
25. Cost of goods sold
Details of cost of goods sold for the three-month and nine-month periods ended September 30, 2009 and 2008 are as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2009		2008	2009	2008
Finished goods, semi-finished goods and by-product
Beginning balance of inventories	~~W~~	1,494,965	1,772,251	2,749,541	1,359,025
Cost of goods manufactured		5,374,410	6,718,862	15,724,177	16,802,125
Overhead variance		(100,219)	71,050	(17,016)	99,159
Refund of customs		(6,564)	(2,709)	(11,684)	(8,253)
Ending balance of inventories		(1,274,233)	(2,118,677)	(1,274,233)	(2,118,677)

		5,488,359	6,440,777	17,170,785	16,133,379

Others		11,495	9,699	37,820	24,737

Total	~~W~~	5,499,854	6,450,476	17,208,605	16,158,116

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
26. The Company’s plan and status for applying K-IFRS
The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of K-IFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the results of its operation to the audit committee and management group periodically. Details of action plans and current status for the preparation of K-IFRS as of September 30, 2009 are as follows:

		Current status for the preparation
		of K-IFRS as of September 30,
Major activities	Action Plans	2009
Analysis of the impact on adoption of K-IFRS and managing the separate task force for the adoption of K-IFRS	Preparation in adopting K-IFRS by managing the separate task force for the adoption of K-IFRS	1) Setting up separate task force for the adoption of K-IFRS in July, 2008
2) Completion of first phase of K- IFRS consulting project provided by the accounting firm from August, 2008 to March, 2009 ( Analysis of the impact on adoption of K-IFRS and creating Group GAAP)
		3) Performing second phase of K- IFRS consulting project provided by the accounting firm from April, 2009 up to now (Design stand-alone financial closing process with respect to GAAP differences)

Train persons in charge of accounting and related system	Obtaining essential technical knowledge for the adoption of K- IFRS by the end of 2009	1) Training persons in charge at working level of the Company and its subsidiaries regarding the impact of adoption of K-IFRS and reporting to audit committee and management group from July, 2008 up to now

Modification of system	Modification of the stand-alone financial closing system by the end of 2009 for application of K-IFRS	1) Modifying the stand-alone financial closing system as of September 31, 2009
27. Subsequent Events
On October 16, 2009, the Board of Directors decided to dispose 462,962 treasury shares worth 250,000 million to Kookmin Bank to execute equity swap with Kookmin Bank.